DATED   9 August 2024

FACILITY AGREEMENT

between

APEIRON INVESTMENT GROUP LIMITED

and

ALIEN CAPITAL LIMITED

CONTENTS

This Agreement is dated 9 August 2024

Parties

(1)   **APEIRON INVESTMENT GROUP LIMITED** incorporated, registered and existing in accordance with Maltese Law with registration number C 51843 whose registered office is at 66 & 67, Beatrice, Amery Street, Sliema SLM1707, Malta (**Borrower**); and

(2)   **ALIEN CAPITAL LIMITED** incorporated, registered and existing in accordance with Cayman Islands Law with company number 408062 whose registered office is at 190 Elgin Avenue. George Town, KY1-9001. Grand Cayman. Cayman Islands (**Lender**).

BACKGROUND

The Lender has agreed to provide the Borrower with a secured term loan facility as set out in this Agreement.

Agreed terms

1.   **DEFINITIONS AND INTERPRETATION**

1.1   **Definitions**

The following definitions apply in this Agreement;

Accordion Additional Security Agreement: a pledge agreement in relation to [***]

Accordion Amount: EUR 5,100,000.

Affiliate: in relation to any person, a subsidiary of that person or a Holding Company of that person or any other subsidiary of that Holding Company.

Amendment Letter: the amendment request letter dated 27 October 2024 pursuant to which this Agreement has been amended.

atai Life Sciences: atai Life Sciences N.V., a public company (*naamloze vennootschap*) incorporated in the Netherlands.

Borrower Insolvency Event: if the Borrower is subject to any of the following insolvency events:

(a)   the Borrower stops or suspends payment of any of its debts or is unable to, or admits its inability to, pay any of its debts as they fall due.

(b)   the Borrower commences negotiations or enters into any composition, compromise, restructuring, assignment or arrangement, with its creditors generally (excluding the Lender in its capacity as such under this Agreement) with a view to rescheduling its indebtedness (because of actual or anticipated financial difficulties).

(c)   a moratorium is declared in respect of any indebtedness of the Borrower (whereby the ending of a moratorium actually occurred will not remedy any Event of Default caused by that moratorium).

(d)   any action, proceedings, procedure or step is taken in relation to:

      (i)   the suspension of payments, a moratorium in respect of any indebtedness, winding up, dissolution, liquidation, provisional liquidation, restructuring, administration or reorganisation (using a voluntary arrangement, scheme of arrangement or otherwise) of the Borrower;

      (ii)   a composition, compromise, assignment or arrangement with any creditor of the Borrower; or

      (iii)   the appointment of a provisional liquidator, liquidator, receiver, administrative receiver, administrator, compulsory manager restructuring officer, interim restructuring officer or other similar officer in respect of the Borrower or any of its assets,

other than any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 14 days of commencement.

(e)   the value of the Borrower's assets is less than its liabilities.

(f)   any event occurs in relation to the Borrower that is analogous to those set out in paragraphs (a) to (e) (inclusive) above in any jurisdiction.

[***]

Business Day: a day other than a Saturday, Sunday or a public holiday on which banks are closed for general business in Malta, Berlin and the Cayman Islands.

Conditions Precedent: shall bear the meaning given to such term in clause 4.1.

Control: in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a)   by means of the holding of more than 50 per cent. of the shares, or the possession of the majority of votes, in or in relation to that body corporate; or

(b)   as a result of the majority of powers conferred by the articles of association, voting pooling agreements or any other document regulating that or any other body corporate, and **a Borrower Change of Control:** occurs if Christian Angermayer ceases to (directly or indirectly) hold Control of the Borrower or if another person acquires (direct or indirect) Control of the Borrower.

Confidential Information: all information relating to the Disclosing Party, the Finance Documents or a Loan of which the Receiving Party becomes aware in its capacity as Receiving Party, which is received by the Receiving Party from the Disclosing Party (or any of the Disclosing Party's advisers) in whatever form and that is designated as confidential or that should reasonably be understood to be confidential given the nature of the information and the circumstances of disclosure, but excluding any information:

(a)   that is or becomes public information other than as a direct or indirect result of any breach by the Receiving Party of clause 19;

(b)   is identified by the Disclosing Party (or any of the Disclosing Party's advisers) at the time of delivery as non-confidential; or

(c)   is known to the Receiving Party before it is disclosed to the Receiving Party by the Disclosing Party (or any of the Disclosing Party's advisers) or is lawfully obtained by the Receiving Party from another source, in either case, through no breach of confidentiality of which the Receiving Party is or becomes aware.

Depositary Account: means the depositary account (number no. [***]) held with Joh. Berenberg, Gossler & Co. KG and any other depositary account with a financial institution held by, or in the name of the Borrower in which the Listed Security Instruments are booked and which is pledged to the Lender on substantially the same terms as the Listed Security Agreement.

Disclosing Party: the Party disclosing its Confidential Information to the other Party pursuant to this Agreement.

Disposal Prepayment: shall bear the meaning given to such term in clause 11.2.

Disposal Prepayment Date: shall bear the meaning given to such term in clause 11.2.

Disposal Proceeds: shall bear the meaning given to such term in clause 11.2.

Disposal Shares: shall bear the meaning given to such term in clause 11.1.

Disruption Event: either or both of:

(a)   an event (not caused by, and outside the control of, either party) that materially disrupts the systems for payment or communication or the financial markets needed, in each case, to enable either payment to be made or transactions to be carried out under this Agreement; or

(b)   any other event (not caused by, and outside the control of, the party whose operations are disrupted), that results in disruption (of a technical or systems-related nature) to the treasury or payments operations of a party and which prevents either or both parties from (i) performing its payment obligations under this Agreement, or (ii) communicating with the other party as required by the terms of this Agreement.

Drawdown Date: the date on which a Loan is made, or is to be made in accordance with clause 6.1, clause 6.2, clause 6.3 or clause 6.4, as applicable.

EUR, euro and €: denote the single currency of any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

Event of Default: any event or circumstance listed in clause 17.1 to clause 17.12 (inclusive).

Finance Documents: this Agreement, the Amendment Letter, the Second Amendment Letter, the Security Agreements, the Personal Guarantee and any other document designated as such by the Lender and the Borrower.

Financial Indebtedness: any indebtedness for or in respect of:

(a)   borrowing or raising money, including any premium and any capitalised interest on that money;

(b)   any bond, note, loan stock, debenture, commercial paper or similar instrument;

(c)   any acceptance credit or dematerialised equivalent or bill-discounting, note purchase or documentary credit facilities;

(d)   monies raised by selling, assigning or discounting receivables or other financial assets on terms that recourse may be had to the Borrower in the event of non-payment of such receivables or financial assets when due;

(e)   any deferred payments for assets or services acquired, other than trade credit that is given in the ordinary course of trade and which does not involve any deferred payment of any amount for more than 180 days;

(f)   any counter-indemnity obligation in respect of any guarantee, bond, standby letter of credit or other instrument issued by a third party in connection with the Borrower's performance of a contract in respect of an underlying liability which would fall within one of the other paragraphs of this definition;

(g)   any other transaction that has the commercial effect of borrowing (including any forward sale or purchase agreement);

(h)   any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and when calculating the value of any derivative transaction, only the net marked to market value shall be taken into account); and

(i)   any guarantee, counter-indemnity or other assurance against financial loss that the Borrower has given for any indebtedness of the type referred to in paragraphs (a) to (i) of this definition incurred by any person.

When calculating Financial Indebtedness, no liability shall be taken into account more than once.

Funded Accordion Amount: the Accordion Amount *less* the Initiation fee payable thereon.

Funded Principal Amount: the Principal Amount *less* the Initiation Fee payable thereon.

Funded Second Accordion Amount: the Second Accordion Amount *less* the Initiation Fee payable thereon.

Holding Company: in relation to a person, any other person in respect of which it is a Subsidiary.

Initiation Fee: shall bear the meaning given to such term in clause 7.3.

Loan: a loan made or to be made by the Lender to the Borrower under this Agreement or the principal amount outstanding for the time being of that loan.

Legal Reservations:

(a)   the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)   the time barring of claims under applicable law and defences of set-off or counterclaim; and

(c)   similar principles, rights and defences under the laws of any relevant jurisdiction.

Listed Security Agreement: the amended and restated pledge agreement over the Depositary Account entered into between the Borrower and the Lender dated on or about 12 February 2025.

Listed Security Instruments: the Listed Security Shares and [***].

Listed Security Shares: 10,835,718 common shares in atai Life Sciences deposited in the Depositary Account, including such common shares to be acquired by the Borrower using the proceeds of the Third Accordion Amount.

Material Adverse Effect: any event or circumstance which, in the opinion of the Lender, acting in good faith:

– Consolidating 1st and 2nd Amendment Request Letters –

(a)   is likely to materially and adversely affect the Borrower's ability to perform or otherwise comply with all or any of its obligations under the Finance Documents;

(b)   is likely to materially and adversely affect the business, operations, property or financial condition of the Borrower; or

(c)   is likely to result in any Finance Document not being legal, valid and binding on, and enforceable in accordance with its terms against, the Borrower and/or Christian Angermayer.

[***]

Party: the Borrower or the Lender, as applicable.

Personal Guarantee: the personal guarantee in the agreed form executed by Christian Angermayer in favour of the Lender, and reconfirmed as of the date of the Second Amendment Letter.

Potential Event of Default: any event or circumstance specified in clause 17.1 to clause 17.12 (inclusive) which would, on the giving of notice, expiry of any grace period, making of any determination under the Finance Documents or satisfaction of any other condition (or any combination thereof), become an Event of Default.

Prepayment Date: shall bear the meaning given to such term in clause 9.2(a)(ii).

Principal Amount: EUR 11,605,764 *plus*, (i) the Accordion Amount, (ii) the Second Accordion Amount and (iii) if drawn, the Third Accordion Amount.

Receiving Party: the Party receiving Confidential Information of the other Party pursuant to this Agreement.

Repayment Date: the second anniversary of the Drawdown Date.

Second Accordion Amount: EUR 5,100,000.

Second Amendment Letter: the amendment request letter dated 14 February 2025 pursuant to which this Agreement has been amended.

Security Agreements: the Listed Security Agreement, the Unlisted Security Agreement and, if in effect, the Accordion Additional Security Agreement.

Security Assets: the Security Shares, the Security Bonds and any security interest granted pursuant to the Accordion Additional Security Agreement and any LTV Collateral.

Security Bonds: [***]

Security Shares: the Listed Security Shares and the Unlisted Security Shares.

Subsidiary: a subsidiary within the meaning of Section 1159 of the Companies Act 2006.

Tax: any tax, levy, impost, duty or other charge, fee, deduction or withholding of a similar nature (including any penalty or interest payable in connection with the failure to pay, or delay in paying, any of these).

Tax Credit: a credit against, relief or remission for, or repayment of, any Tax.

Tax Deduction: a deduction or withholding for, or on account of, Tax from a payment under a Finance Document.

Tax Payment: either the increase in a payment the Borrower makes to the Lender under clause 13.1 or a payment under clause 13.2.

Third Accordion Amount: USD 17,000,000.

Unlisted Security Agreement: the pledge agreement over the Unlisted Security Shares.

Unlisted Security Shares: [***]

Unpaid Amount: any sum or amount which is not paid on its due date by the Borrower under this Agreement.

USD: United States dollars.

Interpretation

1.2   In this Agreement:

(a)   clause, Schedule and paragraph headings shall not affect the interpretation of this Agreement;

(b)   a reference to a **person** shall include a reference to an individual, firm, company, corporation, partnership, unincorporated body of persons, government, state or agency of a state or any association, trust, joint venture or consortium (whether or not having separate legal personality);

(c)   unless the context otherwise requires, words in the singular shall include the plural and in the plural shall include the singular;

(d)   unless the context otherwise requires, a reference to one gender shall include a reference to the other genders;

(e)   a reference to a party shall include that party's successors, permitted assigns and permitted transferees and this Agreement shall be binding on, and enure to the benefit of, the parties to this Agreement and their respective successors, permitted assigns and permitted transferees;

(f)   a reference to a statute or statutory provision is a reference to it as amended, extended or re-enacted from time to time;

(g)   a reference to a statute or statutory provision shall include all subordinate legislation made from time to time under that statute or statutory provision;

(h)   a reference to a time of day is to London time unless otherwise noted;

(i)   a reference to **writing** or **written** includes email but not fax;

(j)   a reference to **a Finance Document** (or any provision of it) or to any other agreement or document referred to in any Finance Document is a reference to a Finance Document, that provision or such other agreement or document as amended, novated, supplemented, extended or replaced (in each case, other than in breach of the provisions of this Agreement) from time to time;

(k)   unless the context otherwise requires, a reference to a clause or Schedule is to a clause of, or Schedule to, this Agreement and a reference to a paragraph is to a paragraph of the relevant Schedule;

(l)   any words following the terms **including**, **include**, **in particular**, **for example** or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms;

(m)   a reference to **directly** or **indirectly** means (without limitation) either alone or jointly with any other person, whether on his own account or in partnership with another (or others) as the holder of any interest in or as officer, employee or agent of or consultant to any other person;

(n)   a reference to a document in **agreed form** is to that document in the form agreed by the Lender and the Borrower and initialled by or on their behalf for identification;

(o)   a reference to an **amendment** includes a novation, re-enactment, supplement or variation (and **amended** shall be construed accordingly);

(p)   a reference to **assets** includes present and future properties, undertakings, revenues, rights and benefits of every description;

(q)   a reference to an **authorisation** includes an approval, authorisation, consent, exemption, filing, licence, notarisation, registration and resolution;

(r)   a reference to a **certified copy** of a document means a copy certified to be a true, complete and up-to-date copy of the original document, in writing and signed by a director or the secretary of the party delivering the document;

(s)   a reference to **continuing** in relation to an Event of Default means an Event of Default that has not been remedied or waived;

(t)   a reference to **determines** or **determined** means, unless the contrary is indicated, a determination made at the discretion of the person making it; and

(u)   a reference to a **regulation** includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, inter-governmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation.

1.3   **Schedules**

The Schedules form part of this Agreement and shall have effect as if set out in full in the body of this Agreement. Any reference to this Agreement includes the Schedules.

2.   **THE FACILITY**

The Lender grants to the Borrower a secured term loan facility of a total principal amount equal to the Principal Amount (**Facility**) on the terms, and subject to the conditions, of this Agreement.

3.   **PURPOSE**

3.1   **Purpose**

[***]

4.   **CONDITIONS PRECEDENT**

4.1   **Initial conditions precedent**

The Borrower may not drawdown all or any portion of the Funded Principal Amount unless the Lender has received all the documents and evidence specified in Schedule 1 in form and substance satisfactory to the Lender (the **Conditions Precedent**) prior to the Drawdown Date. Subject to this clause 4.1 and clause 4.2, the Parties acknowledge and agree that a Loan in an amount equal to the Funded Principal Amount (being initially EUR 11,378,200) shall be due and payable by the Lender in accordance with clause 6.1.

4.2   **Further conditions precedent**

The Lender's obligation to make a Loan is subject to the further conditions precedent that, on the Drawdown Date:

(a)   the representations and warranties are true and correct and will be true and correct immediately after the Lender has made the Loan; and

(b)   no Event of Default or Potential Event of Default is continuing or might result from the proposed Loan.

4.3   **Longstop Date**

(a)   This Agreement shall automatically terminate and cease to have effect (except as provided in clause 4.3(b)) if any of the Conditions Precedent are not satisfied by 31 August 2024 (or such later date as may be confirmed by the Lender in writing, acting in its sole discretion); and

(b)   If this Agreement terminates in accordance with clause 4.3(a), it will immediately cease to have any further force and effect except for any provision of this Agreement that expressly or by implication is intended to continue in force on or after termination, including clause 1.2 (Interpretation), clause 4.3(b), clause 12.2 (Enforcement and preservation costs), clause 13.4 (Stamp taxes), clause 14 (Indemnities), clause 19 (Confidentiality), 19.3 (Entire agreement) and clause 28 (Governing law and jurisdiction).

4.4   **Conditions precedent to Accordion Amount drawdown**

The Lender's obligation to make a Loan of the Accordion Amount pursuant to clause 6.2 is subject to the further condition precedent that, prior to the Drawdown Date in respect thereof, the Borrower and the Lender shall have entered into the Accordion Additional Security Agreement.

5.   CONDITIONS SUBSEQUENT

5.1   **Listed Security Agreement**

Within twenty Business Days after the date of this Agreement, the Borrower and the Lender shall have entered into the Listed Security Agreement, it being understood that the Listed Security Shares may not have been received into the Depositary Account at such time.

5.2   **Unlisted Security Agreement**

Prior to the Drawdown Date, the Borrower and the Lender shall have entered into the Unlisted Security Agreement; [***]

Listed Security Instruments

Upon acquisition of the Listed Security Instruments by the Borrower, the Listed Security

5.3   Instruments shall have been deposited in the Depositary Account.

6. DRAWDOWN

6.1 Drawdown upon signing

Subject to clause 4, the Lender shall make a Loan in an amount equal to the Funded Principal Amount (being initially EUR 11,378,200) available to the Borrower as promptly as practicable following the satisfaction of the conditions precedent set forth in clause 4.1 and clause 4.2 (and in any event by no later than the Business Day following the date of such satisfaction) by means of a wire transfer in immediately available funds to an account designated in writing by the Borrower.

6.2 Drawdown of Accordion Amount

Subject to clause 4, the Lender shall make a Loan in an amount equal to the Funded Accordion Amount (being initially EUR 5,000,000) available to the Borrower as promptly as practicable following the satisfaction of the conditions precedent set forth in clause 4.1, clause 4.2 and clause 4.4 (and in any event by no later than the Business Day following the date of such satisfaction) by means of a wire transfer in immediately available funds to an account designated in writing by the Borrower.

6.3 Drawdown of Second Accordion Amount

Subject to clause 4, the Lender shall make a Loan in an amount equal to the Funded Second Accordion Amount (being initially EUR 5,000,000) available to the Borrower as promptly as practicable following the satisfaction of the conditions precedent set forth in clause 4.1 and clause 4.2 (and in any event by no later than the Business Day following the date of such satisfaction) by means of a wire transfer in immediately available funds to an account designated in writing by the Borrower.

6.4 Drawdown of Third Accordion Amount

Subject to clause 4, the Lender shall make a Loan in an amount equal to the Third Accordion Amount available to the Borrower as promptly as practicable following the satisfaction of the conditions precedent set forth in clause 4.2 (and in any event by no later than the Business Day following the date of such satisfaction) by means of a wire transfer in immediately available funds to an account designated in writing by the Borrower.

7. INTEREST; INITIATION FEE

7.1 Calculation of interest

The Borrower shall pay interest on a Loan at the fixed rate of [***] per cent. per annum; provided that interest shall not accrue or be payable on the amount of principal added to a Loan pursuant to the Initiation Fee.

7.2 Payment of interest

(a) The Borrower shall pay accrued interest on a Loan which shall be payable only:

(i)   on any Change of Control Prepayment Date in accordance with clause 9.3;

(ii)   on any Prepayment Date in accordance with clause 9.2(a);

(iii)   on any Disposal Prepayment Date in accordance with clause 11.2;

(iv)   on any Illegality Prepayment Date in accordance with clause 9.4; and

(v)   on the Repayment Date in accordance with clause 9.1.

(b)   The interest on a Loan shall be payable, unless otherwise agreed by the Borrower and Lender, in EUR, except that interest on a Loan in relation to the Third Accordion Amount shall be paid in USD.

7.3   Initiation Fee

Any Loan borrowed by the Borrower under this Agreement shall be subject to an initiation fee in an amount equal to [***] per cent of the principal amount of such Loan (the "Initiation Fee"). On the Drawdown Date of such Loan, the Initiation Fee payable in relation to Loans other than Loans made pursuant to the Third Accordion Amount shall be automatically capitalised, added to the principal amount of such Loan and payable by the Borrower at such time as the Loan is due for repayment or prepayment in accordance with the terms of this Agreement. Any Initiation Fee payable in relation to any Loan made pursuant to the Third Accordion Amount shall be separately paid by the Borrower to the Lender on or prior to the stated maturity of such Loan. For the avoidance of doubt, interest shall not be payable on the amount of principal added to a Loan pursuant to the Initiation Fee.

8.   DEFAULT INTEREST

If the Borrower fails to pay any amount (other than interest) payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which is [***] per cent ([***]%) higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount.

9.   REPAYMENT, VOLUNTARY PREPAYMENT AND MANDATORY PREPAYMENT

9.1   Repayment of Loan

The Borrower shall repay a Loan in full on the Repayment Date together with accrued interest thereon.

9.2   **Voluntary prepayment**

(a)   The Borrower may prepay part or all of a Loan together with any accrued interest thereon by notifying the Lender two Business Days in advance of such prepayment. A Loan may only be prepaid if:

    (i)   the notice specifies the amount of the prepayment together with any accrued interest thereon provided that the specified prepayment amount shall be not less than a minimum amount of EUR 1,000,000 (or its equivalent in USD at the prevailing exchange rate at the time of such prepayment, as applicable);

    (ii)   the notice specifies the date of prepayment (**Prepayment Date**) which shall not be a date:

        (A)   that is fewer than two Business Days after date of the notice; or

        (B)   after the Repayment Date;

    (iii)   the prepayment does not result in an Event of Default or Potential Event of Default.

(b)   On prepayment of part or all of a Loan in accordance with clause 9.2(a), the Principal Amount shall immediately be reduced and cancelled by an amount equal to the amount of the Loan prepaid.

9.3   **Borrower Change of Control**

(a)   The Borrower shall promptly notify the Lender if there is a Borrower Change of Control, or the Borrower becomes aware of circumstances that may result in a Borrower Change of Control.

(b)   If the Borrower notifies the Lender under clause 9.3(a), the Lender may serve a notice of prepayment on the Borrower, whereupon the Borrower shall prepay the outstanding Loans, together with accrued interest on the Loans, and all other sums payable under this Agreement, to the Lender five Business Days after that notice was given (**Change of Control Prepayment Date**).

(c)   On prepayment by the Borrower in accordance with clause 9.3(b), the Principal Amount shall be cancelled automatically.

9.4   **Illegality**

(a)   The Lender may require the Borrower to prepay all or any of the Loans, if:

    (i)   any law or regulation is introduced or changed, or there is any change in the way any court or regulatory authority interprets or applies any law or regulation which;

(ii)   complying with any direction, request or requirement (whether or not having the force of law) of any monetary agency, central bank, or governmental or regulatory authority; or

(iii)   any judgment, order or direction of any court, tribunal or authority binding on the Lender,

makes it unlawful for the Lender to make the Loans, or allow the Loans to remain outstanding or fund or maintain the Principal Amount, or allow the Principal Amount to remain outstanding.

(b)   To require prepayment under clause 9.4(a), the Lender shall give notice to the Borrower demanding prepayment and giving the date for that prepayment (**Illegality Prepayment Date**). The date for prepayment shall be the date the Lender notifies to be the last date for payment under any law, regulation, direction, request, requirement, judgment or order specified in clause 9.4(a), however, no earlier than ten (10) Business Days following such notice.

(c)   The Borrower shall prepay the Loan as set out in the notice, together with accrued interest on the Loan and all other sums payable under this Agreement.

(d)   On prepayment by the Borrower in accordance with clause 9.4(c), the Principal Amount shall be automatically cancelled.

9.5   **Repayment, prepayment and cancellation general provisions**

(a)   Any prepayment or cancellation notice that the Borrower gives under this Agreement shall be irrevocable. A prepayment notice shall oblige the Borrower to prepay the relevant Loan as set out in that notice.

(b)   The Borrower may not re-borrow any part of a Loan which has either been repaid or prepaid under this Agreement and no amount of the Principal Amount under this Agreement may be reinstated.

(c)   Any prepayment under this Agreement (for the avoidance of doubt, including a prepayment in accordance with clause 11.2) shall be made together with accrued interest on the amount prepaid without premium, prepayment penalty or other breakage costs.

(d)   If the Borrower does not make a prepayment on the date for prepayment as specified in this Agreement, or gives a prepayment notice but fails to make the prepayment on the date specified in the prepayment notice, the default interest provisions of clause 8 shall apply to the unpaid prepayment amount.

(e)   No repayment, prepayment or cancellation is permitted, except in accordance with the express terms of this Agreement.

10.   **PAYMENTS**

10.1   **Currency of account**

(a)   Subject to satisfaction of all the applicable conditions in clause 4, the Lender shall pay each Loan to the Borrower in EUR on the Drawdown Date, except that Loans in relation to the Third Accordion Amount shall be paid to the Borrower in USD.

(b)   Subject to clause 10.1(c), all payments that the Borrower makes under this Agreement shall be made in EUR, except that payments that the Borrower makes in relation to the Third Accordion Amount shall be made in USD:

(i)   in full, without any deduction (except as allowed by clause 13.1), set-off or counterclaim; and

(ii)   on the due date to an account which the Lender may specify to the Borrower for the purpose.

(c)   The Borrower shall pay costs, expenses, Taxes and the like (and any interest payable on those amounts) in the currency in which they are incurred.

10.2   **Business Days**

Any payment under this Agreement which is due to be made on a day which is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one), or the immediately preceding Business Day (if there is not). Any interest or other amount accruing on a daily basis shall be calculated accordingly.

11.   **DISPOSAL OF SECURITY ASSETS AND DISPOSAL PREPAYMENT**

11.1   The Borrower may dispose of any of the Security Assets ("**Disposal**") at its sole discretion. The Borrower shall give one (1) Business Day's (or such shorter period as Lender may agree) prior written notice to the Lender setting forth the Security Assets (including, if relevant, the number of such Security Assets) to be disposed ("**Disposal Assets**") and the proposed date of Disposal ("**Completion Date**") and the Lender shall take, at the cost of the Borrower (reasonably incurred) any actions that may be required to effect such Disposal(s).

11.2   The Borrower shall prepay Loans outstanding in the amount of the Disposal Proceeds ("**Disposal Prepayment**") within three (3) Business Days from the Completion Date ("**Disposal Prepayment Date**").

"**Disposal Proceeds**" means the net sale cash proceeds received by the Borrower for any Disposal after deducting (without double-counting):

(a)   any reasonable expenses, fees or costs which are incurred (or adequately reserved for) with respect to that Disposal;

(b)   any Tax incurred and required to be paid (or to be adequately reserved for) in connection with that Disposal;

(c)   any amount retained by the respective purchaser pursuant to the relevant agreement setting out the terms of the relevant Disposal in respect of any possible warranty or indemnity claims against such sale, transfer or other disposal as evidenced in reasonable detail to the Lender, **provided that** any such amount shall qualify as Disposal Proceeds when and to the extent no such warranty or indemnity claim is able to be made and the corresponding amount is released from retention.

11.3   Upon payment of the Disposal Proceeds by the Borrower in accordance with clause 11.2, an amount equal to the Disposal Proceeds shall be deducted and cancelled from the Principal Amount automatically.

12.   TRANSACTION EXPENSES

12.1   Except as set forth in clause 12.2, each party shall bear its own expenses in connection with the entry into and performance under this Agreement.

12.2   **Enforcement and preservation costs**

The Borrower shall, within five Business Days on demand, pay to the Lender the amount of its reasonable costs and expenses (including, without limitation, legal, tax advisory, printing and out-of-pocket expenses) incurred by the Lender in connection with enforcing or preserving any rights under any Finance Document.

13.   TAXES

13.1   **Tax gross-up**

(a)   The Borrower shall make all its payments under this Agreement without any Tax Deduction, unless a Tax Deduction is required by law.

(b)   Promptly on becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction), the Borrower shall notify the Lender. Similarly, the Lender shall notify the Borrower if it becomes aware that a Tax Deduction must be made on a payment payable to the Lender.

(c)   Subject to clause 13.1(a), if the Borrower is required to make a Tax Deduction by law from any payment due under this Agreement, the payment due from the Borrower shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)   The Borrower shall make any Tax Deduction under clause 13.1, and any payment required in connection with that Tax Deduction, within the time allowed and for the minimum amount required by law.

(e)   Within 30 days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Borrower shall deliver to the Lender evidence reasonably satisfactory to the Lender that either the Tax Deduction has been made or any appropriate payment paid to the relevant taxing authority (as applicable).

13.2 Tax indemnity

(a)   Within ten (10) Business Days of demand by the Lender, the Borrower shall pay the Lender an amount equal to the loss, liability or cost that the Lender determines that it has directly or indirectly suffered, or will directly or indirectly suffer, in relation to Tax in respect of amounts payable to it under this Agreement.

(b)   Clause 13.2(a) shall not apply to:

      (i)   any Tax assessed on the Lender under the law of the jurisdiction in which the Lender is incorporated or resident for tax purposes if that Tax is imposed on, or calculated by reference to, the net income, profits or gains received or receivable (but not any sum deemed to be received or receivable) by the Lender; or

      (ii)   the extent that a loss, liability or cost is compensated for by an increased payment under clause 13.1, or would have been so compensated if clause 13.1 had not applied.

(c)   If the Lender makes (or intends to make) a claim under clause 13.2(a), it shall promptly notify the Borrower of the event which has caused (or will cause) that claim.

13.3 Tax Credit

If the Borrower makes a Tax Payment and the Lender determines that:

(a)   a Tax Credit is attributable to an increased payment of which that Tax Payment is a part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and

(b)   it has obtained and used that Tax Credit,

the Lender shall pay an amount to the Borrower that the Lender determines will leave the Lender (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Borrower.

13.4 Stamp taxes

The Borrower shall pay and, within three (3) Business Days of demand, indemnify the Lender against any cost, loss or liability that the Lender incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of this Agreement.

14. INDEMNITIES

14.1 Indemnities

The Borrower shall indemnify the Lender within ten (10) Business Days of demand against any cost, expense (including professional fees), loss or liability incurred by the Lender as a result of:

(a)   the occurrence of any Event of Default or Potential Event of Default;

(b)   a failure by the Borrower to pay any amount due under a Finance Document on its due date and any repayment or prepayment of the Loan being made other than in accordance with a notice of prepayment given in accordance with the terms of this Agreement; and

(c)   any amendment to the Finance Documents requested by the Borrower.

14.2 General indemnity provisions

Each indemnity in this Agreement:

(a)   is a separate and independent obligation from the other obligations in this Agreement;

(b)   gives rise to a separate and independent cause of action;

(c)   applies whether or not any indulgence is granted by the Lender; and

(d)   shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Agreement, or any other judgment or order.

15. REPRESENTATIONS AND WARRANTIES

15.1   The Borrower makes the representations and warranties in this clause 15 to the Lender on the dates specified in clause 15.15 below.

15.2 Status

The Borrower:

(a)   is a duly incorporated limited liability company validly existing under the law of its jurisdiction of incorporation; and

(b)   has the power to own its assets and carry on its business as it is being conducted.

15.3   **Power and authority**

(a)   The Borrower has the power to enter into, deliver and perform, and has taken all necessary action to authorise its entry into, delivery and performance of, the Finance Documents and the transactions contemplated by them.

(b)   No limit on its powers will be exceeded as a result of the borrowing or grant of security contemplated by the Finance Documents.

15.4   **Non-contravention**

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not contravene or conflict with:

(a)   the Borrower's constitutional documents;

(b)   any agreement or instrument binding on it or its assets or constitute a default or termination event or breach (however described) under any such agreement or instrument; or

(c)   subject to the Legal Reservations, any law or regulation or judicial or official order, applicable to it.

15.5   **Authorisations**

The Borrower has obtained all required authorisations to enable it to enter into, exercise its rights and comply with its obligations in the Finance Documents and to make them admissible in evidence in its jurisdiction of incorporation and such authorisations are in full force and effect.

15.6   **Binding obligations**

Subject to the Legal Reservations and, in respect of the Security Agreements, subject to any applicable perfection requirements:

(a)   the obligations expressed to be assumed by it in each Finance Document are legal, valid, binding and enforceable obligations; and

(b)   (without limiting the generality of paragraph (a) above), the Security Agreements create the security interests which they purport to create and those security interests are valid and effective.

15.7   **No filing or stamp taxes**

Subject to requests by the courts of Malta in relation to any court proceedings, under the law of its jurisdiction of incorporation, it is not necessary to file, record or enrol any Finance Document with any court or other authority in that jurisdiction or pay any stamp, registration or similar Taxes in relation to any Finance Document or any transaction contemplated by any Finance Document.

15.8 Deduction of Tax

The Borrower is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

15.9 No default

(a)   No Event of Default is continuing or might reasonably be expected to result from the making of the Loans.

(b)   No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination thereof, would constitute) a default or termination event or breach (howsoever described) under any other agreement or instrument which is binding on it or to which any of its assets is subject which has or is reasonably likely to have a Material Adverse Effect.

15.10 No litigation

No litigation, arbitration or administrative proceedings are taking place or pending, or, to the best of the Borrower's knowledge and belief (after due and careful enquiry of its officers, directors, legal advisers, financial advisers and auditors), have been threatened against it, any of its directors or any of its assets, which, if adversely determined, might reasonably be expected to have a Material Adverse Effect.

15.11 No breach of law

The Borrower has not breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

15.12 Pari passu

The Borrower's payment obligations under this Agreement rank at least *pari passu* with all existing and future unsecured and unsubordinated obligations (including contingent obligations), except for those mandatorily preferred by law applying to companies generally.

15.13 Governing law and enforcement

(a)   The choice of governing law of the Finance Documents will be recognised and enforced under the laws of Malta.

(b)   Any judgment obtained in relation to a Finance Document in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in Malta.

15.14 **Insolvency**

(a)   No Borrower Insolvency Event; or

(b)   No creditors' process described in Clause 17.8 (Creditors' process),

has occurred, been taken or, to the knowledge of the Borrower, threatened in relation to the Borrower.

15.15 **Times when representations and warranties are made**

All representations and warranties in this clause 14 are made by the Borrower on the date of this Agreement and on each Drawdown Date.

16.   GENERAL COVENANTS

The Borrower covenants with the Lender as set out in clause 16.2 to clause 16.11 and undertakes to comply with those covenants.

16.1 **Continuing obligations**

The covenants given by the Borrower in this clause 16 shall remain in force from the date of this Agreement for so long as any amount remains outstanding under the Loans under this Agreement.

16.2 **Listed Security Instruments**

Subject to the terms of the Finance Documents (in particular clause 11.2 of this Agreement), the Borrower procures that the Listed Security Instruments are booked into the Depositary Account for so long as a Loan is outstanding.

16.3 **Negative Pledge**

The Borrower shall not:

(a)   create or permit to subsist any security interest over the Security Assets other than the security interests created pursuant to the Security Agreements;

(b)   sell, transfer or otherwise dispose of any of the Security Assets other than in accordance with clause 11 (Disposal of Security Assets and Disposal Prepayment) of this Agreement; or

(c)   enter into any preferential arrangement having a similar effect.

16.4 **Authorisations**

The Borrower shall promptly obtain all consents and authorisations required under any law or regulation (and do all that is needed to maintain them in full force and effect) to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability and admissibility in evidence of the Finance Documents in its jurisdiction of incorporation.

16.5 Compliance with law

(a)   The Borrower shall comply in all respects with all relevant laws to which it may be subject, (including those relating to the Finance Documents) if failure to do so would impair its ability to perform its obligations under the Finance Documents.

(b)   The Borrower shall use the proceeds made available under this Agreement in accordance with this Agreement and in compliance with the laws applicable to Borrower.

16.6 Anti-corruption law

The Borrower shall:

(a)   conduct its businesses in compliance with applicable anti-corruption laws; and

(b)   ensure that appropriate controls and safeguards are in place to promote and achieve compliance with such laws.

16.7 Tax affairs

The Borrower shall:

(a)   file all tax returns required to be filed within the time period allowed; and

(b)   pay all Taxes due and payable on such returns or any assessments made against it within the time period allowed (other than amounts being contested in good faith in respect of which payment may be lawfully withheld and in respect of which it maintains appropriate reserves).

16.8 Ranking of obligations

The Borrower shall procure that any of its unsecured and unsubordinated obligations and liabilities under the Finance Documents rank, and will rank, at least *pari passu* in right and priority of payment with all its other unsecured and unsubordinated obligations and liabilities, present or future, actual or contingent, except for those obligations and liabilities mandatorily preferred by law of general application to companies.

16.9 Information

The Borrower shall supply to the Lender:

(a)   all documents dispatched by the Borrower to its creditors generally, at the same time as they are dispatched;

(b)   promptly, such information regarding the financial condition, business and operations of the Borrower as the Lender may reasonably request;

(c)   details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against the Borrower or any of its directors as soon as it becomes aware of them, and which might, if adversely determined, have a Material Adverse Effect.

16.10   **Notification of default and other events**

(a)   The Borrower shall notify the Lender promptly (and in any event within three Business Days) on becoming aware of the occurrence of any of the following:

(i)   any Potential Event of Default or Event of Default (and the steps, if any, being taken to remedy it);

(ii)   the details of any event constituting a Borrower Change of Control;

(iii)   the filing or commencement of any action, suit or proceeding by or before any court, arbitrator or other governmental authority against or affecting the Borrower which could reasonably be expected to, if adversely determined, have a Material Adverse Effect;

(iv)   any event or development that could reasonably be expected to adversely affect the Borrower's ability to perform or otherwise comply with all or any of its obligations under the Finance Documents;

(v)   any event or development that could reasonably be expected to materially and adversely affect the business, operations, property or condition (financial or otherwise) of the Borrower; or

(vi)   any event or development that could reasonably be expected to result in any Finance Document not being legal, valid and binding on, and enforceable in accordance with its terms against, the Borrower.

(b)   The Borrower shall, promptly on request by the Lender, supply a certificate signed by one of its directors or senior officers on its behalf certifying that no Potential Event of Default is reasonably anticipated and no Event of Default or other event described in clause 16.10(a) has occurred and is continuing (or, if an Event of Default is continuing, specifying the Event of Default and the steps, if any, being taken to remedy it).

16.11   **Know your customer**

If the Lender is obliged for any reason to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall, promptly on the request of the Lender, supply (or procure the supply of) such documentation and other evidence as is reasonably requested in order for the Lender to carry out, and be satisfied that it has complied with, all necessary "know your customer" or other similar checks under all applicable laws.

16.12 Use of Proceeds of the Funded Second Accordion Amount

The Borrower shall use the proceeds of the Funded Second Accordion Amount solely for the acquisition of the Security Bonds.

16.13 Use of Proceeds of the Third Accordion Amount

The Borrower shall use the proceeds of the Third Accordion Amount solely for the acquisition of common shares in atai Life Sciences.

16A. LOAN TO VALUE

16A.1 In this clause 16A, the following definitions apply:

(a) **LTV** shall mean the ratio of (i) the aggregate amount then outstanding under the Loans (principal plus accrued interest) (as converted into EUR at the spot market rate on the determination date, as the case may be), to (ii) the total value of the LTV Collateral (as defined below).

(b) **LTV Collateral** shall mean each of the following:

   (i) shares in atai Life Sciences;

   (ii) [***];

   (iii) [***];

   (iv) [***];

   (v) [***] pledged pursuant to the Accordion Additional Security Agreement;

   (vi) cash deposited in the cash account subject to the Listed Security Agreement; and

   (vii) any other collateral asset reasonably agreed to by the Lender,

   provided that such collateral assets are subject to the security interests created by either of the Security Agreements or as otherwise reasonably agreed to by the Lender.

16A.2 Beginning five (5) Business Days after the disbursement of the Third Accordion Amount and subject to clauses 16A.4 and 16A.5, the Borrower shall monitor the LTV and ensure that the LTV does not exceed 70% at any time. The Borrower will immediately notify the Lender if the LTV is exceeded.

16A.3 The value of the LTV Collateral shall be (i) in the case of listed securities, the closing price of the relevant securities on the trading day preceding the Business Day on which the determination is made (as converted into EUR at the spot market rate on the determination date); (ii) in the case of the currently charged Unlisted Security Shares (until they become listed), [***]; (iii) in the case of [***] pledged pursuant to the Accordion Additional Security Agreement, [***]; (iv) in the case of the [***]; or (v) in the case of any other LTV Collateral, the value determined by a valuer agreed upon by the parties or as otherwise agreed by the Parties, provided that the Lender, in each case of an unlisted LTV Collateral asset, may request a revaluation by a valuer agreed upon the parties if it reasonably believes that the value of the relevant LTV Collateral has materially declined.

16A.4 If (i) the common shares in atai Life Sciences to be purchased with the proceeds of the Third Accordion Amount and (ii) the 2,740,480 common shares in atai Life Sciences to be purchased concurrently therewith have not been delivered to the Depositary Account within five (5) Business Days after the disbursement of the Third Accordion Amount, the Borrower shall either repay the Third Accordion Amount Loan in full (plus accrued interest) within seven (7) Business Days after such disbursement or provide additional LTV Collateral (which, in the case of LTV Collateral other than shares in atai Life Sciences or [***], as the case may be, must be reasonably satisfactory to the Lender) to establish the required LTV within seven (7) Business Days. If the Borrower repays the Third Accordion Amount Loan in full (plus accrued interest), this clause 16A shall no longer apply.

16A.5 Upon request, the Borrower shall confirm the LTV to the Lender within 2 (two) Business Days of the request. Subject to 16A.4, if the LTV is exceeded, the Borrower shall within two (2) weeks of demand of the Lender either prepay Loans in sufficient amount or provide additional LTV Collateral (which, in the case of LTV Collateral other than shares in atai Life Sciences or [***], as the case may be, must be reasonably satisfactory to the Lender) to reestablish the required LTV. If the Borrower does not reestablish the required LTV within such two-week period, an Event of Default is deemed to occur on the next following Business Day, and the grace period set forth in clause 17.2 (*Non-compliance*) does not apply.

17. EVENTS OF DEFAULT

Each of the events or circumstances set out in clauses 17.1 to 17.11 (inclusive) is an Event of Default.

17.1 **Non-payment**

The Borrower fails to pay any sum payable by it under any Finance Document when due, unless its failure to pay is caused solely by:

(a) an administrative error or technical problem and payment is made within five (5) Business Days of its due date; or

(b) a Disruption Event and payment is made within five (5) Business Days of its due date.

17.2 Non-compliance

The Borrower fails to comply with any provision of the Finance Documents and (if the Lender considers, acting reasonably, that the default is capable of remedy) such default is not remedied within twenty (20) Business Days of the earlier of:

(a) the Lender notifying the Borrower of the default and the remedy required; and

(b) the Borrower becoming aware of the default.

17.3 Misrepresentation

(a) Any representation, warranty or statement made, repeated or deemed made by the Borrower in, or pursuant to, the Finance Documents is (or proves to have been) incomplete, untrue, incorrect or misleading in any material respect when made, repeated or deemed made.

(b) No Event of Default under paragraph (a) above will occur if the underlying circumstances giving rise to the misrepresentation are capable of remedy and are remedied within twenty (20) Business Days of the earlier of:

(i) the Lender notifying the Borrower; and

(ii) the Borrower becoming aware of the misrepresentation.

17.4 Cessation of business

The Borrower suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.

17.5 Failure of conditions subsequent

(a) Any condition subsequent set forth in clause 5 shall have failed to occur in accordance with its terms.

(b) No Event of Default under paragraph (a) above will occur if the underlying circumstances giving rise to the failure to meet the condition subsequent is outside of the Borrower's control and such failure is remedied within twenty (20) Business Days.

17.6 Cross-default

(a) Subject to clause 17.6(b):

(i) any Financial Indebtedness is not paid when due nor within any applicable grace period;

(ii) any Financial Indebtedness becomes due prior to its stated maturity by reason of an event of default (howsoever described);

(iii) any commitment for any Financial Indebtedness is cancelled or suspended by a creditor of the Borrower (other than the Lender under this Agreement) by reason of an event of default (howsoever described); or

(iv) any creditor of the Borrower (other than the Lender under this Agreement) becomes entitled to declare any Financial Indebtedness due and payable prior to its stated maturity by reason of an event of default (howsoever described).

(b) An event or circumstance referred to in clause 17.6(a) shall not constitute an Event of Default if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness affected is less than EUR [***] (or its equivalent in other currencies).

17.7 Borrower Insolvency Event

The Borrower is subject to a Borrower Insolvency Event.

17.8 Creditors' process

A distress, attachment, execution, expropriation, sequestration or other analogous legal process is levied, enforced or sued out on, or against, the Borrower's assets having an aggregate value of EUR [***] (or its equivalent in other currencies) and is not discharged or stayed within 21 days.

17.9 Illegality and invalidity

All or any part of any Finance Document becomes invalid, unlawful, impaired, unenforceable, terminated, disputed or ceases to be effective or to have full force and effect.

17.10 Repudiation and rescission

The Borrower repudiates or rescinds or shows an intention to repudiate or rescind the Finance Documents or any of them.

17.11 Expropriation

The authority or ability of the Borrower to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to the Borrower or any of its assets.

17.12   **Material adverse effect**

Any event occurs (or circumstances exist) which has or is likely to have a Material Adverse Effect.

17.13   **Acceleration**

On and at any time after the occurrence of an Event of Default, the Lender may:

(a)   by notice to the Borrower:

    (i)   cancel the outstanding Principal Amount whereupon it shall immediately be cancelled; and/or

    (ii)   declare that the outstanding Loan, accrued interest and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

    (iii)   declare that the outstanding Loan be payable on demand, whereupon it shall immediately become payable on demand by the Lender; and/or

(b)   subject to their terms, exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

18.   ASSIGNMENT AND TRANSFER

18.1   **Assignment and transfer by the Lender**

The Lender (**Existing Lender**) may only assign and/or assign and transfer by assumption of contract (to **assign**, **transfer** or an **Assignment**, a **Transfer**, as the case may be) any of its rights and/or obligations with the prior written consent of the Borrower unless it is to a legal entity controlled by or under common control of the Lender or its Affiliates. The Lender undertakes in favour of the Borrower to notify the Borrower of any such assignment or assignment and transfer. The Borrower hereby acknowledges that such notification shall be made in satisfaction of the requirements of Article 1471 of the Civil Code (Cap. 16 of the laws of Malta), but failure to make such notification shall not affect the validity or enforceability of such assignment or assignment and transfer.

18.2   **Conditions of assignment or transfer**

If:

(a)   the Lender assigns any of its rights or transfers all of its rights or obligations under the Finance Documents; and

(b)   as a result of circumstances existing at the date of the Assignment or Transfer, the Borrower would be obliged to make a payment to any assignee or transferee under clause 13.1, or clause 13.2,

then such assignee or transferee is only entitled to receive those payments to the same extent that the Lender would have been so entitled if the Assignment or Transfer had not occurred.

18.3   Assignment or transfer by the Borrower

The Borrower may not assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

19.   CONFIDENTIAL INFORMATION

19.1   Confidentiality

The Receiving Party agrees to keep all Confidential Information confidential and not disclose it to anyone other than in accordance with clause 19.2.

19.2   Disclosure of confidential information

The Receiving Party may disclose:

(a)   to an Affiliate (and any of its or its Affiliate's officers, directors, employees, professional advisers and auditors), in addition to any publicly available information, such of the Disclosing Party's Confidential Information as the Receiving Party shall consider appropriate, if the person to whom the Disclosing Party's Confidential Information is given is informed that such Confidential Information:

(i)   is confidential; and

(ii)   may be price-sensitive,

except that the Receiving Party wishing to make disclosure does not need to inform the recipient of (i) and (ii) above, if the recipient is subject to professional obligations to maintain the confidentiality of such Confidential Information;

(b)   to any actual or potential assignee or transferee of its rights or obligations under this Agreement (and any of their professional advisers), in addition to any publicly available information, such of the Disclosing Party's Confidential Information as the Receiving Party shall consider appropriate, if the person to whom the information is given has entered into a Confidentiality Undertaking, except that there shall be no requirement for a Confidentiality Undertaking if the recipient is subject to professional obligations to maintain the confidentiality of the information;

(c)   to any governmental, banking, taxation or regulatory authority or similar body, or any other person to the extent that it is required to do so by any applicable law, regulation, court order or the rules of any relevant stock exchange, such of the Disclosing Party's Confidential Information as the Receiving Party shall consider appropriate, if the person to whom the information is given is informed that it:

(i)   is confidential; and

(ii)   may be price-sensitive,

and shall keep such information confidential;

(d)   to any person to whom information is required to be disclosed in connection with, and for the purpose of, any litigation, arbitration, administrative or other investigations, proceedings or disputes, such of the Disclosing Party's Confidential Information as the Receiving Party shall consider appropriate, if the person to whom the information is given is informed that it:

(i)   is confidential; and

(ii)   may be price-sensitive,

and shall keep such information confidential.

19.3   **Entire agreement**

This clause 19 constitutes the entire agreement between the parties in relation to the obligations of the Receiving Party under the Finance Documents regarding Confidential Information and supersedes any previous agreement regarding Confidential Information.

19.4   **Continuing obligations**

The obligations in this clause 19 are continuing and will remain binding on the Lender for a period of 12 months from the earlier of:

(a)   the date on which all amounts payable by the Borrower under or in connection with this Agreement have been paid in full and the Principal Amount has been cancelled or otherwise ceased to be available; and

(b)   the date on which the Lender ceases to be the Lender.

20.   SET-OFF

20.1   **Right of set-off**

The Lender may, whilst an Event of Default is continuing, set off any matured obligation due from the Borrower under the Finance Documents (to the extent beneficially owned by the Lender) against any matured obligation owed the Lender to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

21.   CALCULATIONS AND CERTIFICATES

21.1   Accounts

The Lender shall maintain accounts evidencing the amounts owed to it by the Borrower. Entries in those accounts shall be prima facie evidence of the existence and amount of the Borrower's obligations as recorded in them.

21.2   Certificates and determinations

If the Lender issues any certificate, determination or notification of a rate or any amount payable under this Agreement, it shall be (in the absence of manifest error) conclusive evidence of the matter to which it relates.

21.3   Day count convention

Any interest, commission or fee shall accrue on a day-to-day basis, calculated according to the actual number of days elapsed and a year of 365 days.

22.   AMENDMENTS, WAIVERS AND CONSENTS

22.1   Amendments

No amendment to this Agreement shall be effective unless it is in writing and signed by, or on behalf of, each the Lender and the Borrower (or its authorised representative).

22.2   Waivers and consents

(a)   A waiver of any right or remedy under this Agreement or by law, or any consent given under this Agreement, is only effective if given in writing by the waiving or consenting party and shall not be deemed a waiver of any other breach or default. It only applies in the circumstances for which it is given and shall not prevent the party giving it from subsequently relying on the relevant provision.

(b)   A failure or delay by a party to exercise any right or remedy provided under this Agreement or by law shall not constitute a waiver of that or any other right or remedy, prevent or restrict any further exercise of that or any other right or remedy or constitute an election to affirm this Agreement. No single or partial exercise of any right or remedy provided under this Agreement or by law shall prevent or restrict the further exercise of that or any other right or remedy. No election to affirm this Agreement by the Lender shall be effective unless it is in writing.

22.3   **Rights and remedies**

The rights and remedies provided under each Finance Document are cumulative and are in addition to, and not exclusive of, any rights and remedies provided by law.

23.   SEVERANCE

If any provision (or part of a provision) of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision (or part of a provision) shall be deemed deleted. Any modification to or deletion of a provision (or part of a provision) under this clause shall not affect the legality, validity and enforceability of the rest of this Agreement.

24.   COUNTERPARTS

24.1   **Counterparts**

(a)   This Agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute one agreement.

(b)   Transmission of an executed counterpart of this Agreement (but for the avoidance of doubt not just a signature page) by email (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this Agreement. If such method of delivery is adopted, without prejudice to the validity of the agreement thus made, each party shall provide the others with the original of such counterpart as soon as reasonably possible thereafter.

25.   NOTICES

25.1   **Delivery**

Any notice or other communication given to a party under or in connection with this Agreement shall be:

(a)   in writing;

(b)   delivered by hand, by reputable air international courier delivery service or sent by email; and

(c)   sent to the Borrower at:

66 & 67, Beatrice, Amery Street, Sliema SLM1707, Malta

Email: [***]

Attention: General Counsel

(d)   sent to the Lender at:

c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands

Email: [***]

Attention: [***]

or to any other address or email address as is notified in writing by one party to the other from time to time.

25.2 Receipt by Borrower

Any notice or other communication that the Lender gives to the Borrower under or in connection with any Finance Document shall be deemed to have been received:

(a)   if delivered by hand, at the time it is left at the relevant address;

(b)   if sent by reputable air international courier delivery service, on the third Business Day after deposit with the international courier for international deliveries, with proof of delivery from the courier requested;

(c)   if sent by email, at the time of transmission.

A notice or other communication given as described in clause 25.2(a) or clause 25.2(c) on a day that is not a Business Day, or after normal business hours, in the place it is received, shall be deemed to have been received on the next Business Day.

25.3 Receipt by the Lender

Any notice or other communication that the Borrower gives to the Lender under or in connection with any Finance Document shall be deemed to have been received:

(a)   if delivered by hand, at the time it is left at the relevant address;

(b)   if sent by reputable air international courier delivery service, on the third Business Day after deposit with the international courier for international deliveries, with proof of delivery from the courier requested;

(c)   if sent by email, at the time of transmission.

A notice or other communication given as described in clause 25.3(a) or clause 25.3(c) on a day that is not a Business Day, or after normal business hours, in the place it is received, shall be deemed to have been received on the next Business Day.

26.   NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and successors, and nothing herein, express or implied, is intended to or shall confer upon any other person or entity, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

27.   GOVERNING LAW AND JURISDICTION

27.1   **Governing law**

This Agreement shall be governed by and construed in all respects in accordance with the laws of the Cayman Islands.

27.2   **Enforcement, Jurisdiction**

(a)   The courts of the Cayman Islands have exclusive jurisdiction to hear and decide any suit, action or proceedings, and to settle any dispute arising out of or in connection with the Finance Documents (including a dispute relating to the existence, validity or termination of the Finance Documents or any non-contractual obligation arising out of or in connection with the Finance Documents) (a "**Dispute**").

(b)   The Parties agree that the courts of the Cayman Islands are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

This Agreement has been entered into on the date stated at the beginning of it.

SCHEDULE 1

CONDITIONS PRECEDENT

1. **Finance Documents**

    1.1   This Agreement, duly executed by the Borrower.

    1.2   The Unlisted Security Agreement, duly executed by the Borrower.

    1.3   The Listed Security Agreement, in form and substance satisfactory to the
Lender.

    1.4   The Personal Guarantee, duly executed by Christian Angermayer.

2.   **[***]**

    2.1   [***]

Borrower

For and on behalf of **APEIRON INVESTMENT GROUP LIMITED**

....

NAME:

TITLE:

Lender

For and on behalf of **ALIEN CAPITAL LIMITED**

....

NAME:

TITLE:

(Signature Page to Apeiron / Alien Facility Agreement)